United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE ORDINARY FISCAL COUNCIL MEETING OF VALE S.A.

On April 13, 2012, at 9:30 am, Messrs. Marcelo Amaral Moraes - Chairman, Aníbal Moreira dos Santos, Antônio Henrique Pinheiro Silveira and Arnaldo José Vollet, and also Mr. Cleber Santiago as a secretary, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, Rio de Janeiro. Therefore, the Members of the Fiscal Council has having unanimously resolved upon the following:

1 — REMUNERATION OF DIVIDEND TO SHAREHOLDERS: Attended to the meeting Mrs. Sônia Zagury, Global Head of Treasury and Finance, that did an explanation about the cash balance of the company.

The members of the Fiscal Council analyzed the Executive Board’s proposal represent the payment of the first installment of shareholders remuneration, to be referred to the Board of Directors, as DDE-0155/2012. At the end was issued an “OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS”, attached to the minute. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council Meetings of the Company.”

Rio de Janeiro, April 13, 2012.

Cleber Santiago

Secretary

OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Executive Board’s proposal for payment of first installment of shareholders remuneration, as DDE-0155/2012, has the opinion that the proposal is in condition to be appreciated by Board of Directors of the Company.

Rio de Janeiro, April 13, 2012.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Councillor

Aníbal Moreira dos Santos	Antônio Henrique Pinheiro Silveira
Councillor	Councillor

FREE TRANSLATION FROM THE PORTUGUESE

MINUTES OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VALE S.A., HELD ON APRIL 18TH, 2012.

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

01 - DATE, TIME AND VENUE:

At the head office of Vale S.A. (“Vale”), located at Avenida Graça Aranha, No. 26, 1st floor, in the City of Rio de Janeiro, on April 18, 2012, at 11a.m.

02 - PANEL:

Chairman: Mr. Ricardo José da Costa Flores

Secretary: Mr. Clovis Torres

03 - ATTENDANCE AND QUORUM:

Attended by the shareholders representing 54,51% of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the required quorum for the Ordinary General Shareholders Meeting to be properly constituted.

Also present are Mrs. Vˆania Lucia Chaves Somavilla, Vale’s Executive Officer responsible for Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs; Mr. Marcos Donizete Panassol, representative of the External Auditors PricewaterhouseCoopers Auditores Independentes, pursuant to §1st of Article 134, of Law #6,404/76; and Mssers. Marcelo Amaral Moraes, Aníbal Moreira dos Santos and Arnaldo José Vollet, effective members of the Fiscal Council, pursuant to Article 164 of Law #6,404/76.

04 - SUMMONS:

Notices of the Ordinary General Shareholders’ Meeting was duly published in the Diário Comércio Indústria e Serviços (“DCI”) on March 17, 18 and 19 (sole edition), 20 and 21, 2012; and in the Rio de Janeiro Official State Gazette and Jornal do Commercio on March 19, 20 and 21, 2012; with the following Agenda:

4.1.          Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending on December 31, 2011;

4.2.          Proposal to the destination of profits of the said fiscal year and approval of the investment budget for Vale, pursuant to article 196 of the Brazilian Corporate Law;

4.3           Appointment of the members of the Fiscal Council; and

4.4           Establishment of the remuneration of the Senior Management and Fiscal Council members to the fiscal year of 2012, as well as ratification of the compensation paid in the fiscal year of 2011.

05 - READING OF DOCUMENTS:

The reading of the following documents made available at the Meeting was unanimously waived by the shareholders as the content of the same was already known: (i) the Convening Notice, (ii) Management Report, Financial Statements for the fiscal year ended December 31, 2011, including the Consolidated Statements, External Auditors Report by PricewaterhouseCoopers Auditores Independentes, published in the DCI, Rio de Janeiro Official State Gazette and Jornal do Commercio on March 15, 2012; (iii) Executive Officers Report pursuant to item 10 of CVM Rule #480/09; (iv) the Fiscal Council and Board of Directors, dated February 15, 2012, and Accounting Committee, dated February 14, 2012, Reports on the Management Report, Financial Statements for the fiscal year ended December 31, 2011; (v) Proposal of the Executive Officers Board relating to the allocation of the income for the fiscal year ended December 31, 2011 and the Capital Budget, as well as the related Annex 9-1-II prepared pursuant to CVM Rule #481/09; (vi) Board of Directors and Fiscal Council Reports on the destination of profits, dated February 15, 2012; (vii) Senior Management Compensation, pursuant to Item 13 of CVM Rule #480/09; and (viii) Manual containing the information on the Agenda, in particular related to the appointees of Valepar S.A. to the Fiscal Council, pursuant to items 12.6 up to 12.10 of the CVM Rule#480/09.

Therefore, after discussion and comments by the shareholders on the above-mentioned documents, the following resolutions were made:

06 - RESOLUTIONS:

The following resolutions were approved by all voting shareholders, not counting, however, the voting abstention.

6.1.          by the majority of shareholders, dissensions of Mssers. Brent Hayes Millikan, Carolina de Moura Campos, Gerson Luiz Castellano, Leandro Uchoas Ribeiro, Danilo D’Addio Chammas, Carolyn Esta Kazdin, Andressa Caldas, representing Combonianos Nordeste, and Karina Yoshie Martins Kato duly noted, the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present shareholders, pursuant to article 130, §§1st and 2nd, of Law #6,404/76;

6.2.          by the majority of the shareholders, the dissension and the voting abstentions forms were received by the Panel and duly noted, including the abstention of the Federal Government, the funds managed by BB Gestão de Recursos DTVM S.A., and Mssers. Danilo D’Addio Chammas, Carolyn Esta Kazdin, Andressa Caldas, representing Combonianos Nordeste, Brent Hayes Millikan, and the dissension of Mr. Gerson Luiz Castellano, the Management Report and the Financial Statements, as well as of the External Auditors Report by PricewaterhouseCoopers Auditores Independentes, all related to the fiscal year ending on December 31, 2011, with favorable report issued by the Fiscal Council and the Board of Directors dated as of February 15, 2012, and by the Accounting Committee dated as of February 14, 2012;

6.3.          by the majority of the shareholders, the dissension and the voting abstentions forms were received by the Panel and were duly noted, including the abstention of the Federal Government, the funds managed by BB Gestão de Recursos DTVM S.A., and Mrs. Andressa Caldas, representing Combonianos Nordeste, and Gerson Luiz Castellano, and the dissension of Mssers. Danilo D’Addio Chammas, Carolina de Moura Campos and Brent Hayes Millikan, the proposal by the Executive Officers Board, with favorable report by the Board of Directors and the Fiscal Council, both issued on February 15, 2012, to allocate the earnings from the year ending on December 31, 2011, as follows:

“PROPOSAL FOR THE DESTINATION OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011. Dear Members of the Board of Directors, the Executive Officers Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of income earned in the fiscal year ended December 31, 2011. The net income for the year, evidenced in the Financial Statements, amounted R$37,813,724,944.02 (thirty-seven billion, eight hundred and thirteen million, seven hundred twenty-four thousand, nine hundred forty-four reais and two cents), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission (CVM) / Accounting Standards Committee (CPC). I - LEGAL RESERVE. In this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of Capital by force of provided in the Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$1,890,686,247.20 (one billion, eight hundred and ninety million, six hundred eighty-six thousand, two hundred forty-seven reais and twenty cents). The allocation to this reserve shall not be recorded in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the share capital. II - TAX INCENTIVE RESERVES. Vale is entitled to an income tax reduction on regulated exploitation profits, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 and Declaration # 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report t #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the state of  Maranhão. Vale is also user of the Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to spend part of the income tax due, reinvesting the money with the aquisition of equipments for the operational plants on de SUDAM and SUDENE areas. The tax law predicts (article 545 of Income Tax Regulation) that the amount benefited and not payed to IRS is not  available to shareholders and must be accounted in a specific reserve in the net equity exclusive for  increasing capital or absorbing losses. As mentioned above and exposed on article 195-A, Federal Law#6,404, included by Federal Law #11,638, we propose the amount of R$995,844,040.58 (nine hundred ninety-five million, eight hundred forty and four thousand, forty reais and fifty eight cents) to that Reserve, equal to total tax not withdrawn by Vale due to fiscal benefits mentioned above. III -DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY. Pursuant to Article 42 of  Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by  the Board of Directors, considering that the amount of interest paid or credited as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9,249/95, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 the by Law, at least 25% of annual net income, adjusted under the legislation shall be allocated to dividend payments. The adjusted net income, which for 2011 amounted to R$34,927,194,656.24 (thirty-four billion, nine hundred twenty seven million, one hundred ninety-four thousand, six hundred fifty-six reais and twenty four cents), corresponds to net income of the year R$37,813,724,944.02 (thirty-seven billion, eight hundred and thirteen million, seven hundred twenty-four thousand, nine hundred forty-four reais and two cents), deducted of the amount of the constituted legal reserve of R$1,890,686,247.20 (one billion, eight hundred and ninety million, six hundred eighty-six thousand, two hundred forty-seven reais and twenty cents) , and of the destination to the tax incentives reserve of R$995,844,040.58 (nine hundred ninety-five million, eight hundred forty and four thousand, forty reais and fifty eight cents). Thus, the minimum mandatory dividend of 25% of adjusted net income as dividends reaches the total amount of R$8,731,798,664.06 (eight billion, seven hundred thirty-one million, seven hundred ninety-eight thousand, six hundred sixty-four reais and six cents), which corresponds to R$1.713027160 per outstanding common and preferred share.Under Article 5, Paragraph 5 of Vale’s Bylaws, the holders of preferred classes A and golden shares are  entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of Vale’s Bylaws as per the following criteria: (a) priority to receive dividends corresponding to (i) at least 3% (three percent) of the net equity share value, calculated based on the financial statements which served as reference for the payment of dividends or (ii) 6% (six percent) calculated over the parcel of capital represented by this class of shares, whichever is the higher among them; (b) right to participate in the profits distributed, on equal terms with common shares after is assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above. On December 31, 2011, the reference value for the minimum annual dividend of preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$1,768,512,670.33 (one billion, seven hundred sixty-eight million, five hundred and twelve thousand, six hundred and seventy reais and thirty three cents), corresponding to R$0.917526699 or (b) 3% of the equity of the outstanding preferred share is R$1,798,438,985.02 (one billion, seven hundred ninety-eight million, four hundred thirty-eight thousand, nine hundred eighty five reais and two cents), corresponding to R$0.933052849, per outstanding preferred share, whichever is greater. Thus, the net income for the fiscal year is sufficient for the full payment of fixed or minimum dividends. There is no cumulative unpaid portion. Considering the total balance of mandatory dividend relative to fiscal year 2011, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of Vale’s Bylaws, Vale’s cash situation as determined in the balance referent to fiscal year 2011 and the option for equitable treatment of shareholders, the Executive Officers Board proposes the distribution to shareholders the total amount of net income related to the year 2011, R$9,062,863,756.71 (nine billion, sixty-two million, eight hundred sixty-three thousand, seven hundred fifty-six reais and seventy one cents), equivalent to R$1.755732583 per outstanding common or preferred share issued by Vale. Considering this total amount, R$6,855,763,139.07 (six billion eight hundred and fifty five million, seven hundred and sixty three thousand, one hundred and thirty nine reais and seven cents),  has been designed to shareholders as dividends during the year 2011, under the terms stated in sequence, considered as advances of profit distribution for the year 2011: (a) the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal and approved by the Board of Directors, at the meeting held on August 11, 2011, in the total gross amount of R$4,854,900,000.00 (four billion, eight hundred fifty-four million, nine hundred thousand reais), equivalent to R$0.933403176 per outstanding common or preferred share, based on June 2011 financials, paid from August 26, 2011; (b) the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal approved by the Board of Directors, at the meeting held on October 14, 2011 in the total gross amount of R$2,000,863,139.07 (two billion, eight hundred sixty-three thousand, one hundred thirty-nine reais and seven cents), equivalent to R$0.389334620 per outstanding common or preferred share, based on June 2011 financials, paid from October 31, 2011. As a consequence it will be submitted for approval the distribution of the remaining R$2,207,100,617.64 (two billion, two hundred and seven million, one hundred thousand, six hundred and seventeen reais and sixty four cents) from interest on shareholders equity equivalent to R$0.432994787 per outstanding common or preferred share, to be paid in April 2012. There shall be neither monetary correction nor interest upon the amount proposed herein.  The mandatory dividend will be paid integral, with no amount retained. Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three years:

	2011		2010		2009
Net income per share	R$	7.42	R$	6.91	R$	1.97
Interest on shareholders’ equity and dividends per share	R$	1.755732583	R$	1. 873923027	R$	0.575915021

Note: Values equal for all species and classes of shares issued by Vale.

IV - INVESTMENT/EXPANSION RESERVES. It is proposed that the remaining balance of retained earnings in the amount of R$25,864,330,899.53 (twenty-five billion, eight hundred sixty-four million, three hundred and thirty thousand, eight hundred and ninety-nine reais and fifty-three cents) be allocated to expansion/investment reserve in order to meet the investment projects in the budget of Vale. Aiming to comply with Article 196 of Law #6,404, the investment budget, which is summarized below, shall be submitted to the Annual Shareholders’ Meeting for approval.

	In Millions
	US$	R$
In flows
Retained earnings (Article 196)		25,864
Financing and cash generation		14,278
		40,142
Out flows
Organic growth	15,300	28,700
Projects	12,900	24,198
P&D	2,400	4,502
Operations support	6,100	11,442
	21,400	40,142

Conversion rate was used for December 31, 2011, 1US$ = R$1.8758.

V — SUMMARY. This proposal covers the following allocation of net income for the year 2011: IN FLOWS - Net income of the year: R$37,813,724,944.02; ALLOCATION - Legal reserve: R$1,890,686,247.20; Investment/expansion reserve: R$25,864,330,899.53; Tax incentives reserves: R$995,844,040.58 Remuneration of shareholders: R$9,062,863,756.71(Anticipated Dividends August 2011: R$4,854,900,000.00; Anticipated Dividends October 2011: R$2,000,863,139.07; Interest on shareholder’s equity proposal: R$2,207,100,617,64); AMOUNT: R$37,813,724,944.02. Based on the foregoing, we hereby submit to the Board of Directors the present proposal, as resolved by the Executive Officers Board. Rio de Janeiro, February 13, 2012. Murilo Pinto de Oliveira Ferreira, Chief Executive Officer; Vânia Lucia Chaves Somavilla, Executive Officer for Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs; Tito Botelho Martins, Chief Financial Officer and Executive Officer for Investor Relations, Procurement and Shared Services; Eduardo de Salles Bartolomeo, Executive Officer for Fertilizer and Coal Operations and Marketing; José Carlos Martins, Executive Officer for Ferrous Minerals Operations and Marketing; Galib Abrahão Chaim, Executive Officer for Implementation of Capital Projects; Humberto Ramos de Freitas, Executive Officer for Logistics and Mineral Exploration; Gerd Peter Poppinga, Executive Officer for Base Metals Operations, Marketing and Information Technology.”

And as a consequence, the Capital Budget for the fiscal year 2012, pursuant article 196 of Law #6,404/76, was also approved.

6.4.          the appointment, the dissension and the voting abstentions forms were received by the Panel and duly noted, of the Fiscal Council members, whose term shall last until the 2013 Ordinary General Shareholders’ Meeting is held, as follows:

6.4.1.       Mr. ANTONIO HENRIQUE PINHEIRO SILVEIRA, Brazilian, married, economist, bearer of the identity card #114.703.65-51 issued by SSP/BA, enrolled at the General Taxpayer Registry under #010.394.107-07; with commercial address at Esplanada dos Ministérios, Bloco P, Sala 309, in the City of Brasília, DF; and Mr. PAULO FONTOURA VALLE, Brazilian, single, bachelor in physical education, bearer of the identity card # 712.215 issued by SSP/D, enrolled at the General Taxpayer Registry under #311.652.571-49, with commercial address at Esplanada dos Ministérios, Ministério da Fazenda, Bloco P, Anexo, Ala A, sala 101, Brasília, DF, as member and respective alternate, as indicated by Federal Government and adhesion of the funds managed by Caixa Econômica Federal;

6.4.2.      Appointed by the majority of the voting shareholders, the dissension and the voting abstentions forms, have been received by the Panel and were duly noted, as follows: Mr. ARNALDO JOSÉ VOLLET, Brazilian, married, bachelor in mathematician, bearer of the identity card # 9.208.006-8 issued by DETRAN/RJ, enrolled at the General Taxpayer Registry under #375.560.618-68, with commercial address at Praia de Botafogo nº 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ; Mr. MARCELO AMARAL MORAES, Brazilian, married, bachelor in Economics, bearer of the identity card # 07.178.889-7 issued by IFP/RJ, enrolled at the General Taxpayer Registry under #929.390.077-72, with commercial address at Avenida Paulista n° 1.450, 9º andar, in the City of São Paulo, SP; and Mr. ANÍBAL MOREIRA DOS SANTOS, Brazilian, married, accountant technician, bearer of the identity card #010912/O-6 issued by CRC/RJ, enrolled at the General Taxpayer Registry under #011.504.567-87, resident and domiciled at Rua Getúlio das Neves nº 25, apto. 204, in the City of Rio de Janeiro, RJ, as effective members of the Fiscal Council, and Mr. CÍCERO DA SILVA, Brazilian, married, accountant, bearer of the identity card #221.710 issued by SSP/MT, enrolled at the General Taxpayer Registry under #045.747.611-72, with commercial address at Rua 15 de Novembro nº 310, 5º andar, sala 503, in the City of Campo Grande, MS; and OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO, Brazilian, married, engineer, bearer of the identity card #190.839 issued by Ministério da Marinha, enrolled at the General Taxpayer Registry under #005.065.327-04, resident and domiciled at Rua Sacopã nº 729, apto. 501, in the City of Rio de Janeiro, RJ, as alternates for the first two members appointed hereby, remaining vacant the alternate position for Mr. Aníbal Moreira dos Santos, with the dissension of the funds managed by the BB Gestão de Recursos DTVM S.A. regarding the appointment of Mr. Cícero da Silva;

6.5.          by the majority of the shareholders, the dissension and the voting abstentions forms, have been received by the Panel and were duly noted, including the abstention of the Federal Government, the funds managed by BB Gestão de Recursos DTVM S.A. and Mssers. Gerson Luiz Castellano and Karina Yoshie Martins Kato, the determination of the annual global remuneration for the Senior Management, Members of the Board of Directors, Advisory Committees and Fiscal Council members for the year 2012, at up to R$110,000,000.00 to be distributed by the Board of Directors;

6.6           by the majority of the shareholders, the dissension and the voting abstentions forms, have been received by the Panel and were duly noted, including the abstention of the Federal Government, the funds managed by BB Gestão de Recursos DTVM S.A. and Mssers. Gerson Luiz Castellano and Karina Yoshie Martins Kato, the ratifying of the remuneration paid in the fiscal year 2011, in the amount of R$197,483,566.00; and

6.7.          by the majority of the shareholders, the dissension and the voting abstentions forms, have been received by the Panel and were duly noted, including the abstention of the Federal Government, the funds managed by BB Gestão de Recursos DTVM S.A. and Mssers. Gerson Luiz Castellano and Karina Yoshie Martins Kato, the determination of the monthly remuneration for each acting member of the Fiscal Council from May 1, 2012, until the holding of the 2013 Ordinary General Shareholders Meeting, at ten per cent of the average remuneration paid to each executive officer. Benefits, allowances and profit sharing not included in that figure, besides the right to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive remuneration when substituting for their respective effective members, in case of vacancy, disqualification or absence.

07 - ADJOURNMENT

After been drafted and approved, these Minutes were signed.

I hereby attest that the deliberation above was excerpted from the minutes taken from the Registry of the Minutes of the Shareholders Meetings of Vale.

Rio de Janeiro, April 18th, 2012.

Clovis Torres Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 18, 2012		Roberto Castello Branco
Director of Investor Relations